FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 24, 2019

1.         DATE, TIME AND PLACE: on July, 2019, at 04:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and deliberation about the quarterly information for the period of June 30, 2019; (ii) Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase; (iii) Analysis and deliberation, under the Policy for Related Parties Transactions, of ongoing transactions of related parties.

5.         RESOLUTIONS: Following the opening of the meeting, the members of the Board of Directors examined the item on the Agenda and took the following resolution unanimously and without reservations:

5.1       Analysis and deliberation on the quarterly information for the period ended June 30, 2019, as well as the main operational indicators for the period: after presentation by Mr. Christophe Hidalgo, and in accordance with the recommendation of approval of the Audit Committee, the Board Members decided to approve the quarterly information for the period ended June 30, 2019 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by referral to the Securities and Exchange Commission - CVM, the Securities Exchange Commission - SEC and B3 SA - Brasil, Bolsa, Balcão.;

5.2       Analysis and deliberation on the management proposal for the issuance of shares within the scope of the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on  May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B3, B4 and B5 of the Compensation Plan, and to Series C3, C4 and C5 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 13,643,880.80 (thirteen billion, six hundred and forty-three thousand, eight hundred and eighty reais and eighty centavos), by issuance of 687,061 (six hundred and eighty-seven thousand and sixty-one) preferred shares, whereas:

(i)                      313,981 (three hundred and thirteen thousand, nine hundred and eighty-one) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 3,139.81 (three thousand, one hundred and thirty-nine reais and eighty-one centavos), due to the exercise of options from Series B3;

(ii)                    320,107 (three hundred and twenty thousand, one hundred and seven) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 11,911,181.47 (eleven million, nine hundred and eleven thousand, one hundred and eighty-one reais and forty-seven centavos), due to the exercise of options from Series C3;

(iii)                  20,263 (twenty thousand, two hundred and sixty-three) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 202.63 (two hundred and two reais and sixty-three centavos), due to the exercise of options from Series B4;

(iv)                  27,367 (twenty-seven thousand, three hundred and sixty-seven) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 1,553,898.26 (one million, five hundred and fifty-three thousand, eight hundred and ninety-eight reais and twenty-six centavos), due to the exercise of options from Series C4;

(v)                    2,541 (two thousand, five hundred and forty-one) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 25.41 (twenty-five reais and forty-one centavos), due to the exercise of options from Series B5; and

(vi)                   2,802 (two thousand, eight hundred and two) preferred shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 175,433.22 (one hundred and seventy-five thousand, four hundred and thirty-three reais and twenty-two centavos), due to the exercise of options from Series C5.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,836,179,779.72 (six billion, eight hundred and thirty-six million, one hundred and seventy-nine thousand, seven hundred and seventy-nine reais and seventy-two centavos) to R$ 6,849,823,660.52 (six billion, eight hundred and forty-nine million, eight hundred and twenty-three thousand, six hundred and sixty reais and fifty-two centavos), fully subscribed and paid for, divided into 267,766,123 (two hundred and sixty-seven million, seven hundred and sixty-six thousand, one hundred and twenty-three) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 168,086,272 (one hundred and sixty-eight million, eighty-six thousand, two hundred and seventy-two) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda.

5.3       Analysis and deliberation, under the Policy for Related Parties Transactions, of ongoing transactions of related parties: Mr. Marcelo Acerbi presented the following transactions, which are presented on a yearly basis for the Audit Committee for the proper analysis about the fulfillment of the rules related to Related Parties Transactions and to have their maintenance decided by the Board of Directors: (a) between the Company and Casino: (i) Expense Sharing Agreement; (ii) Expatriate Expense Reimbursement Agreement; (iii) Agency Agreement between the Company, Sendas Distribuidora and Casino; (iv) IRTS- related Agency Agreements; and (v) Service Agreement between the Company and Casino; (b) between the Company and other companies: (i) Maestro Commercial Agreement between the Company and Éxito; (ii) Energy Efficiency Agreement between the Company and Greenyellow do Brasil; and (iii) Equipment Rental Agreement between Sendas Distribuidora and Éxito. The members resolved to approve for the maintenance of those transactions unanimously and without reservations.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 24, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________

Aline Pacheco Pelucio
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.